FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of May, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT

(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Extraordinary General Meeting to be held on Thursday, May 23, 2002, at 2:00 P.M. C.E.T.

     The press release of Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Delhaize Group”) announcing an Extraordinary General Meeting that will be held on Thursday, May 23, 2002, at 2:00 p.m. C.E.T., an English translation of which is attached hereto as Exhibit 99.1, was published in Belgian newspapers on April 27, 2002. The Notice to Registered Shareholders of such meeting, an English translation of which is attached hereto as Exhibit 99.2, was filed on April 26, 2002 with Euronext Brussels and the Belgian Banking and Finance Commission. Such notice was mailed to registered shareholders on April 26, 2002.

Ordinary General Meeting to be held on Thursday, May 23, 2002, at 3:00 P.M. C.E.T.

     Delhaize Group’s press release announcing an Ordinary General Meeting that will be held on Thursday, May 23, 2002, at 3:00 p.m. C.E.T., an English translation of which is attached hereto as Exhibit 99.3, was published in Belgian newspapers on April 27, 2002. The Notice to Registered Shareholders of such meeting, an English translation of which is attached hereto as Exhibit 99.4, was filed on April 26, 2002 with Euronext Brussels and the Belgian Banking and Finance Commission. Such notice was mailed to registered shareholders on April 26, 2002.

EXHIBIT INDEX

Exhibit	Description	Page

Exhibit 99.1	Press Release, dated April 27, 2002, of Delhaize Group (English translation) announcing an Extraordinary General Meeting to be held on Thursday, May 23, 2002	5

Exhibit 99.2	Form of Notice to Registered Shareholders of the Extraordinary General Meeting to be held on Thursday, May 23, 2002 (English translation)	13

Annex A to Form of Notice to Registered Shareholders	Special Report of the Board of Directors to the Extraordinary General Meeting of May 2002 Regarding the Renewal of the Authorized Capital and Miscellaneous Authorizations to Acquire, Transfer and Pledge Delhaize Group’s Shares (English translation)	22

Annex B to Form of Notice to Registered Shareholders	Form of Proxy in the form approved by Delhaize Group (English translation)	28

Attachment to Form of Proxy	Agenda of the Extraordinary General Meeting of Delhaize Group to be held on May 23, 2002 (English translation)	31

Annex C to Form of Notice to Registered Shareholders	Form of Notice of Intent to Attend the Extraordinary General Meeting of Delhaize Group to be held on May 23, 2002 (English translation)	39

Exhibit 99.3	Press Release, dated April 27, 2002, of Delhaize Group (English translation) announcing an Ordinary General Meeting to be held on Thursday, May 23, 2002	40

Exhibit 99.4	Form of Notice to Registered Shareholders of the Ordinary General Meeting to be held on Thursday, May 23, 2002 (English translation)	43

Annex A to Form of Notice to Registered Shareholders	Form of Proxy in the form approved by Delhaize Group (English translation)	46

Attachment to Form of Proxy	Agenda of the Ordinary General Meeting of Delhaize Group to be held on May 23, 2002 (English translation)	48

Annex B to Form of Notice to Registered Shareholders	Form of Notice of Intent to Attend the Ordinary General Meeting of Delhaize Group to be held on May 23, 2002 (English translation)	51

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date May 3, 2002	By: /s/ Michael R. Waller

Michael R. Waller
Senior Vice President

4